UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32605 / April 19, 2017

_____

In the Matter of   :
                                                                                     :
Transamerica Life Insurance Company   :
Transamerica Financial Life Insurance Company   :
Separate Account VA-2L   :
Separate Account VA-2LNY   :
                                                                                     :
Alison C. Ryan   :
Transamerica   :
1150 South Olive Street, T-27-01   :
Los Angeles, CA 90015   :
                                                                                     :
(812-14488)   :
_____:

ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company (together the "Companies"), Separate Account VA-2L, and Separate Account VA-2LNY (together the "Accounts") (the Companies and the Accounts collectively the "Applicants") filed an application on June 15, 2015, and amendments to the application on December 8, 2015, July 1, 2016, and November 14, 2016. Applicants requested an order pursuant to section 26(c) of the Investment Company Act of 1940 (the "Act") to approve the substitution of shares of certain registered management investment companies currently held by certain series of Transamerica Series Trust for shares of certain registered investment companies held by sub-accounts of the Accounts, to support certain variable annuity contracts issued by the Companies.

On March 24, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32572). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, pursuant to Section 26(c) of the Act, that the proposed substitutions for Transamerica Financial Life Insurance Company, et al. (File No. 812-14488) is approved, effective immediately, subject to the conditions contained in the application, as amended.

      For the Commission, by the Division of Investment Management, under delegated authority.

                Eduardo A. Aleman
                Assistant Secretary